SEC
Mail Processing
Section

MAR 01 2017

ngton DC
416
SSION

LL 05

17009080

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response.... 12.00	

SEC FILE NUMBER
8-18119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2016** AND ENDING **December 31, 2016**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Ziv Investment Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 2095
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Ziv (312) 427-7208
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

PD

OATH OR AFFIRMATION

I, Peter Ziv, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Ziv Investment Company** as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KURT G KELLISON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/30/19

Signature

CEO, Chief Executive Officer
Title

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A copy of the Annual Report on Compliance and Internal Control over Compliance Pursuant to SEC Rule 17a5(d)(3).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ziv Investment Company

We have audited the accompanying statement of financial condition of Ziv Investment Company (the "Company") as of December 31, 2016, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Ziv Investment Company's financial statements. The supplemental information is the responsibility of Ziv Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

ZIV INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and Cash Equivalents	$768,987
Receivable from Broker/Dealers and Clearing Organizations	$234,050
Receivable from Customers	$9,720
Securites Owned, at Fair Value	$11,661,475
Other Assets	$25,014
TOTAL ASSETS	$12,699,246
LIABILITES AND SHAREHOLDER'S EQUITY	
LIABILITES	
Payable to customers	$8,140,785
Payable to noncustomers	$6,050
Payable to broker/dealers	$5,095
Bank Loans Payable	$150,000
Accounts Payable	$95,780
Total Liabilites	$8,397,710
SHAREHOLDER'S EQUITY	
Common Stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$350
Additional paid-in capital	$109,650
Retained earnings	$4,191,536
Total Shareholder's Equity	$4,301,536
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY	$12,699,246

Note: The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY
STATEMENT OF INCOME
FOR THE YEAR-ENDED DECEMBER 31, 2016

REVENUE	
Commissions	$750,324
Net Trading & Investment Gains	$477,340
Interest & Dividends	$64,538
Other Income	$55,006
Total Revenue	$1,347,208
EXPENSES	
Employee Compensation, Commissions & Related Benefits	$470,029
Clearance & Floor Brokerage Expenses	$136,885
Communications & Data Processing	$57,492
Occupancy	$126,778
Regulatory Fees	$116,606
Professional Fees	$136,137
Other Expenses	$139,279
Total Expenses	$1,183,206
NET INCOME	$164,002

Note: The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR-ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - Beginning of Year	$350	$109,650	$4,087,534	$4,197,534
Dividends Paid			-$60,000	-$60,000
Net Income			$164,002	$164,002
BALANCE-END OF YEAR	$350	$109,650	$4,191,536	$4,301,536

Note: The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR-ENDED DECEMBER 31, 2016

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2015	$475,000
Increase (Decreases)	-$475,000
Subordinated liabilities at December 31, 2016	$0

Note: The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR-ENDED DECEMBER 31, 2016

	Cash Flows from Operating Activites		
Net Income			$164,002
Adjustments:			
	Depreciation		$12,216
	Unrealized gain on securities owned		-$477,340
	Increase in receivable from broker/dealers		-$26,202
	Increase in securites owned		-$400,000
	Decrease in receivable from Customers		$124,696
	Decrease in Other Assets		$13,429
	Decrease in payable to broker/dealers		-$9,839
	Increase in Payable to Customers		$1,021
	Increase in payable to non-customers		$5,845
	Increase in Accounts Payable		$14,113
	Decrease in Subordinated Liabilities		$475,000
	Net Cash Flow Provided (Used) by Operating Activities		-$103,059
	Net Cash Flow Provided (Used) by: Investing Activites		$0
	Cash Flows from Financing Activities:		
	Decrease in line of credit		-$300,000
	Payment on Subordinated Note		-$475,000
	Net dividends paid		-$60,000
	Net Cash Flow Provided (Used) by: Financing Activities		-$835,000
	Net Increase (Decrease) in Cash and Cash Equivilents		-$938,059
	Cash and Cash Equivalents Balance at December 31, 2015		$1,707,046
	Cash and Cash Equilalents Balance at December 31, 2016		$768,987
	Supplemental Information:		
	Interest paid in 2016	$17,073	

Note: The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Board Options Exchange, Inc. The Company's primary activity is the equity and options brokerage.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counter-parties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment and Software - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Marketable securities owned and sold, not yet purchased, consisting of trading and investment securities have also been valued using Level l inputs. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2016, U.S. Treasury securities with a fair value of $496,345 were being held as a security deposit with a securities clearing organization.

Description	Securities Owned	Securities Sold not yet Purchased
U. S. Treasuries	$7,966,625	$0
Equity Securities	$3,694,510	$0
Equity Options	$340	$0
Totals	$11,661,475	$0

Securities owned at fair value also includes $10 of Level 3 Assets. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. All other items in the above table are considered to be Level 1 assets and have been recorded at their fair market value.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE 4 – INCOME TAXES

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholders.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or three percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $3,180,081 and $250,000, respectively.

NOTE 6 - LEASE COMMITMENT

Operating Leases - The Company leases office space under two agreements, one expiring April 30, 2018 and the other on a month-to-month basis. The future minimum lease payments, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year-Ended December 31	**Totals**
2016	$46,251
2017	$47,638
2018	$16,035
Total	**$109,924**

Total rent expense for the leases was $126,778 for the year ended December 31, 2016.

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $532,376 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $7,470,280 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2016 the Company had repaid all liabilities subordinated to the claims of the general creditors. There were no borrowings under subordination agreements at December 31, 2016.

NOTE 9 - LINE OF CREDIT

The Company has a $700,000 line of credit with a bank, bearing interest at the bank's prime rate (3.25% at December 31, 2016) plus 1%, collateralized by securities owned by the Company and due January 2017. The outstanding balance as December 31, 2016 was $150,000.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May 2012, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer. Termination fees will be imposed if the Company terminates the agreement without cause during the initial term.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments consist primarily of exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (*Continued*)

Derivative transactions arc entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counter-party the right to buy or sell the underlying security at a future elate at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the un-realized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign currency exchange rates.

In addition, the Company may sell securities that it does not currently own (short sales) and would therefore be obligated to purchase such securities at a future elate.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 10) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 12 – SUBSEQUENT EVENTS

FASB Statement No. 165, Subsequent Events, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

The Company's management has evaluated events and transactions through February 24, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

ZIV INVESTMENT COMPANY
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$4,301,536
Deduct - Nonallowable assests	-$25,024
Net Capital before haircuts	$4,276,512
Less - Securities Haircuts	-$1,096,431
NET CAPITAL	$3,180,081
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement (3% of aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	$3,901
Minimum dollar net capital requirement:	$250,000
Net Capital Requirement	$250,000

NOTE: There are no material differences between the compuations above and the computations included in the Company's corresponding unaudited FORM X-17A-5 Part II filing.

ZIV INVESTMENT COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2016

RESERVE REQUIREMENTS FOR BROKER/DEALERS

CREDITS	
Credit balances in customer security accounts	$8,140,785
Customer securites failed to receive	$5,095
Market value of short securites and credits in all susupense accounts over 30 calendar days	$0
TOTAL CREDITS	$8,145,880
DEBITS	
Debit balances in customer security accounts	$9,720
Customers' securities failed to deliver	-0-
Margin required and on deposit with option clearing corporation	$185,321
Aggregate debit items	$195,041
Less 3% thereof	-$5,851
TOTAL DEBITS	$189,190
AMOUNT REQUIRED TO BE ON DEPOSIT	$7,956,690
Cash and Securites on Deposit in "Special Reserve Bank Accounts for the Exclusive Benefit of Customers"	$8,062,656

NOTE:

There are no material differences between the compuations above and the computations included in the Company's corresponding unaudited FORM X-17A-5 Part II filing.

Ziv Investment Company

Information Related to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2016

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frame required under Rule 15c3-3.

NONE

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from temporary lags which result from normal business operation" as permitted under Rule 1 5c3-3.

NONE

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ziv Investment Company

We have examined Ziv Investment Company's (the "Company") statements, included in the accompanying Ziv Investment Company's Compliance Report (the "Compliance Report"), that (1) the Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016, with one exception noted; (3) the Company's internal control over compliance was effective as of December 31, 2016; (4) the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (5) the information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2017

Ziv Investment Company
Annual Report of
Compliance and Internal Control over Compliance
Pursuant to SEC Rule 17a-5(d)(3)

Ziv Investment Company's Compliance Report

Ziv Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2016, with one exception noted. The Company inadvertently, and in error, duplicated its withdrawal from the Special Reserve Account on August 2, 2016. The error was corrected within four minutes, but had resulted in a deficiency in the Special Reserve Account for those four minutes;

(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;

(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

____

Ziv Investment Company

I, Peter Ziv, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

Title: President

February 24, 2017